Mail Stop 4561
Via fax: 604-893-8966

September 9, 2009

Thomas Kyle Hall
Chief Executive Officer
Photochannel Networks, Inc.
590-425 Carrall Street
Vancouver, British Columbia Canada V6B 6Es

   Re: **Photochannel Networks, Inc.**
      Form 20-F for the Year Ended September 30, 2008
      Filed on January 20, 2009
      File No. 000-30148

Dear Mr. Hall:

   We have reviewed your response letter dated August 14, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 29, 2009.

Form 20-F for the Year Ended September 30, 2008

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, page 34

1. We note your response to prior comment 1 and your proposed revised disclosures regarding the Company's assessment and evaluation of goodwill impairment. With regards to this information, please explain further the following and revise your disclosures, as necessary, to address our comments:

   • We note that goodwill is allocated to the reporting units that are expected to benefit as a direct result of the transaction using a "with or without" approach. Pursuant to paragraph 35 of SFAS 142, this approach is applied if goodwill is to be assigned to a reporting unit that has not been assigned any of the assets acquired or liabilities assumed in the acquisition, which would appear to be the Photochannel reporting unit in the Company's case. Accordingly, please explain further how you determined that the "with or without" approach was the appropriate method to use in allocating the goodwill to the Pixology reporting unit.

- We note that in order to determine the estimated fair value of the Photochannel reporting unit, you used the quoted market value for the Company's common stock and subtracted the fair value of the Pixology reporting unit, which was determined using the income approach. Please explain further how you applied the guidance in SFAS 142 in concluding that this was an acceptable methodology for determining the fair value of the Photochannel reporting unit and specifically tell us how you considered paragraph B155 of SFAS 142.

- We note that the Company performs an annual impairment test for goodwill on September 1 of each year. Please remove the reference to "regarding the Company's acquisition of Pixology Limited" from your discussion of the annual impairment test date as your annual goodwill testing date should refer to all goodwill and not be limited to the Pixology acquisition.

2. We note from your disclosures in Note 7 that your goodwill impairment was due, in part, to the Company's inability to sustain profitable operations on a recurring basis and the loss, subsequent to the acquisition of a number of customers. Tell us how you considered these factors in determining whether an impairment analysis for the Company's intangible assets was necessary. In this regard, explain further how you considered paragraph 8 of SFAS 144 in determining whether the software and customer relationship assets acquired from Pixology should be tested for recoverability. Also, revise your critical accounting policy disclosures to further explain how you account potential impairment of intangible assets with finite useful lives.

Liquidity and Capital Resources, page 45

3. We note from your proposed disclosure to prior comment 2 that you "expect to be able to generate positive cash flows from operations in future periods." Please note that Item 5.B.1 of Form 20-F provides for guidance on the discussion regarding a registrant's short and long-term sources of and needs for, capital. Codified FRC 501.03.a notes that generally, short-term liquidity and short-term capital resources cover cash needs up to twelve months into the future. Confirm for us whether your cash flows provided by operating activities will be sufficient to meet your operating requirements for the next twelve months and revise to disclose this assessment by management.

Thomas Kyle Hall
Photochannel Networks, Inc.
September 9, 2009
Page 3

Item 15. Controls and Procedures

Internal Control Over Financial Reporting, page 70

4.   We note your response to prior comment 5 where you explain that the material weakness resulted from the Company's misapplication of generally accepted accounting principles. Please revise your disclosures to more clearly explain why the Company concluded you had a material weakness with respect to your accounting for goodwill and intangible assets as indicated in your response.

5.   We note the revised disclosure included as part of your response to prior comment 6. Please further revise your disclosures to more clearly explain the "new methodology" for allocating goodwill and intangible assets. In this regard, include details similar to those you have provided as part of your response to prior comment 5. Also, considering the material weakness resulted from the Company's failure to initially allocate goodwill and intangible assets amongst the reporting units, it is not clear why you refer to your remediation efforts as the adoption of a "new" methodology. Please consider removing this reference in your revised disclosures.

Item 18. Financial Statements

Note 2. Summary of significant accounting policies

(l) Revenue

6.   We note the information provided in your response to prior comment 9 and believe that the information would be useful to an investors' understanding of your revenue recognition policies for transactions that involve multiple elements. In your response, provide us with your proposed disclosures and tell us what consideration you gave to including these revisions within the amended Form 20-F you intend to file.

7.   We note your response to prior comment 11. Tell us the amount of funds received into designated merchant bank accounts that were controlled by you and what consideration you gave to presenting these amounts as a form of restricted cash on a separate line item of the income statement. We refer you to Rule 5-02(1) of Regulation S-X.

Note 22. Reconciliation to accounting principles generally accepted in the United States of America

a) Statements of loss and comprehensive loss

8.   We note your response to prior comment 12. Please further explain your basis for classifying your goodwill impairment as a non-operating expense when presenting the net loss from operations under US GAAP. In this regard, it would appear that this is an operating expense as it relates to your central operations.

Item 19. Exhibits

Exhibit 23.1. Consent of PricewaterhouseCoopers LLP

9.   With regards to your response to prior comment 13, please include an updated consent from your independent auditors when you file the Form 20-F/A.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief